SECURITIES AND EXCHANGE COMMISSION

                        Washington,  D.C.  20549

                                  Form 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
     Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number ___33-13750-LA____________
     Optifund, Inc._______________________________________________________
            (Exact name of registrant as specified in its charter)


     3720 East Mountain View, Phoenix, Az 85028; (602) 996-0800___________
      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

     None_________________________________________________________________
      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

           Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports.

        Rule 12g-4(a)(1)(i)     [ ]       Rule 12h-3(b)(1)(ii)     [x]

        Rule 12g-4(a)(1)(ii)    [x]       Rule 12h-3(b)92)(i)      [ ]

        Rule 12g-4(a)(2)(ii)    [ ]       Rule 12g-4(b)(2)(ii)     [ ]

        Rule 12h-3(b)(1)(i)     [ ]       Rule 15d-6               [ ]


        Approximate number of holders of record as of the certification of notice date:

        495_____________________________________________________________


        Pursuant to the requirements of the Securities Exchange Act of 1934 Optifund, Inc. has caused this certification to be signed on its behalf by the undersigned duly authorized person.


     DATE: 4/7/97                    BY:   Robert G. Loeb
                                           It's President